

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

July 27, 2017

Via Email
Robert Qutub
Executive Vice President and Chief Financial Officer
Renaissance House, 12 Crow Lane
Pembroke HM 19 Bermuda

   Re: Renaissancere Holdings LTD
   Form 10-K for Fiscal Year Ended December 31, 2016
   Filed February 23, 2017
   File No. 001-14428

Dear Mr. Qutub:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/ Angela M. Connell

                              Angela M. Connell
                              Accounting Branch Chief
                              Office of Healthcare and Insurance